

December 28, 2012

<u>Via E-mail</u>
Mr. Paul T. Anthony
Chief Financial Officer
Auxilio, Inc.
26300 La Alameda, Suite 100
Mission Viejo, California 92691

> **Re:** **Auxilio, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed April 10, 2012**
> **File No. 0-27507**

Dear Mr. Anthony:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2011</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10</u>

<u>Overview, page 10</u>

1. In future filings, please provide a discussion of the effects on your operations of implementation costs and the maturation process of your accounts as part of a balanced discussion about the terms of your contracts. Please provide us with an example of your proposed future disclosure.

Results of Operations, page 13

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010, page 13

Net Revenue, page 13

2. We note that the increase in service revenue is primarily due to increases from new recurring revenue contracts offset by decreases from renewals of current customers at lower rates.  With a view towards enhancing your disclosure, please quantify the amount of increased revenue due to new customers and quantify the amount of decreases due to lower rates from current customers.

Contractual Obligations, Contingent Liabilities and Commitments, page 15

3. Please tell us whether you have included interest payments in the amounts presented for convertible notes payable and capital leases.  If the amounts include interest payments, please disclose that those amounts presented include interest.  If they do not include interest payments, please reconcile the amounts to your balance sheet and consider revising to include estimate interest payments as we believe it would provide increases transparency of cash flows.

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

4. We note in the last paragraph on page 13 which states that you absorb your new customer's legacy contracts with third-party vendors and include those costs in cost of revenues on your income statement.  Please tell us what is meant by "absorb" your new customer's legacy contracts and tell us what these costs represent and why they are appropriately classified as cost of revenues.  Based on your disclosure, it appears that these costs represent cash consideration given to a customer pursuant to ASC 605-50-45.  If that is the case, it appears that those costs should be classified as a reduction of revenue in your income statement pursuant to ASC 605-50-45-2 and 45-9.  Please advise.

5. We have read footnote 4 in your September 30, 2012 Form 10-Q that describes the amendment to the joint marketing agreement in May 2011 and grants of restricted stock to Sodexo during 2011 and note there is no similar disclosure in the Form 10-K.  Please disclose this arrangement in future Form 10-K filings.  Also, tell us whether the vested restricted stock granted to Sodexo was appropriately expensed and presented in fiscal year 2011.  Similarly, we note the agreement entered into January 2011 with a sales channel partner. Please also disclose this in future Form 10-K filings and tell us whether a charge was taken in fiscal year 2011 and why or why not.

(1) Basis of Presentation and Summary of Significant Accounting Policies, page F-7

Basis of Presentation, page F-7

6.  We note your disclosure that that the financial statements were prepared in conformity
    with GAAP, which contemplate the company as a going concern.  Please tell us whether
    your auditor initially believed there was substantial doubt about your ability to continue as
    a going concern and, after considering the identified conditions, events and management's
    plans, concluded that substantial doubt about your ability to continue as a going concern
    for a reasonable period of time was alleviated.  If so, please tell us what consideration was
    given to the need for disclosure of the principal conditions and events that initially caused
    the belief that there was substantial doubt.  Refer to AU Section 341.11.

Liquidity, page F-7

7.  You state that implementation costs that accompanied the growth in 2011 along with the
    related sales expense and operational overhead have resulted in increased losses.  We note
    on page 12 that implementation costs are primarily comprised of additional labor and
    support.  Please disclose the point at which a contract exits the implementation phase and
    whether it is measured by a metric other than the passage of time.  Furthermore, your
    disclosure suggests that contracts in the implementation phase operate at a loss.  If true,
    please disclose this.

8.  You state that you expect a reduction in costs of goods sold per account as new accounts
    mature.  Please describe what is meant when you state that new accounts "mature".  Also,
    please disclose the term of your contracts and the timeframe as to when new accounts
    mature.  We believe this enhanced disclosure will provide useful information to an investor
    as it indicates when you expect a reduction in costs of goods sold and decrease in your use
    of cash for operating activities.

Revenue Recognition, page F-8

9.  You state that you enter into arrangements that include multiple deliverables consisting of
    MFD equipment and support services which are accounted for under ASC 605-25-25.  We
    understand that you may purchase MFD equipment from the manufacturer then sell the
    MFD equipment to a third party lessor.  We further understand that you may enter into a
    separate services contract with a customer such as a hospital, and concurrently, the hospital
    will lease the MFD equipment from the third party lessor.  If this is the case, please tell us
    why you believe these agreements should be accounted for as multiple element
    arrangements under ASC 605-25-25 rather than as two separate agreements.  If our
    understanding is incorrect, please advise.

Intangible Assets, page F-9

10. For your goodwill impairment testing, we note that you calculate fair value of the reporting unit in step 1 testing is based on market capitalization. Please be advised that that the market price of an individual equity security may not be representative of the fair value of the reporting unit as a whole. Refer to ASC 350-20-35-22. Please tell us whether you utilize a valuation technique based on multiples of earnings or revenues or a similar performance measure and why or why not. Refer to ASC 350-20-35-24.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Sondra Snyder, Staff Accountant, at (202) 551-3586 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ James Allegretto for

Jennifer Thompson
Accounting Branch Chief